U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

GOLFGEAR  INTERNATIONAL,  INC.
(Name of Small Business Issuer in its charter)

Nevada                                               43-1627555
(State or other jurisdiction of 	  (I.R.S. Employer Identification No.)
incorporation or organization)

5481-A Commercial Drive, Huntington Beach, California 92649
(Address of principal executive offices)	             (Zip Code)

Issuer's telephone number:  (714) 899-4274

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class				            Name of each exchange on which
to be so registered				            each class is to be registered

None
None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of Class)

None
(Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

GolfGear International, Inc., a Nevada corporation ("Company"), formerly Harry Hurst Jr., Inc. ("HHI"), was incorporated under the laws of the State of Nevada on October 9, 1997. The Company is the successor entity resulting from a November 20, 1997 reorganization between GolfGear International, Inc. ("GGI"), which, through its predecessors, has been active in the golf business since 1990, and HHI, a non-operating public corporation (by the filing of Articles of Merger with the Nevada Secretary of State). HHI changed its name to GolfGear International, Inc. (by the filing of an Amendment to Articles of Incorporation filed on December 1, 1997) and GGI changed its name to GGI, Inc. and remains a wholly-owned subsidiary of the Company. Each share of common stock of GGI was exchanged for 3.5235 shares of common stock of HHI. The shareholders of GGI, constituting 90% of the then outstanding shares of common stock, became the controlling shareholders of the Company. A one for two reverse stock split of the Company's issued and outstanding shares is reflected in an Amendment to Articles of Incorporation filed on December 4, 1997. Each of these filed documents is attached as an Exhibit to this Form 10-SB.

The Company's executive offices are located at 5481A Commercial Drive, Huntington Beach, California 92649, and its telephone number is (714) 899-4274. The Company's fiscal year ends on December 31. Currently, the Company has seven full time employees (four in administration and three in support services) and six independent sales representatives. None of the Company's employees is subject to a collective bargaining agreement..

Business of the Company.

(a)	The Company.

The Company designs, develops and markets innovative premium golf clubs intended to improve the quality and performance of a golfer's game. Utilizing patented revolutionary forged face insert technology, the Company has created the next generation of metal woods, rendering most other metal woods obsolete in the process. The Company believes that the forged face metal wood combines the accuracy and forgiveness of the investment cast metal wood with the feeling, strength and power that can only come from forged metal. The Company has also applied this same technology to re-invent the iron, creating a state-of-the-art forged face iron that features the same forged face metal insert bonded to a cavity-back, investment-cast club head. This technology produces clubs that have a solid sweet spot which produces maximum energy transfer providing consistent distance and accuracy, even if mis-hit.

The Company has developed and sells a full line of patented metal woods and irons marketed under the name "Ti-Gear", which were first introduced in 1997. The Company offers both mid-size and over-size models. The next generation of forged face woods and irons have just been introduced and are expected to go into production in January 2000. The Company will attempt to utilize its patented technology and combine it with a media/infomercial campaign in an attempt to enjoy some of the success that companies such as Orlimar Golf Company and Adams Golf Co. have recently experienced.

All of the Company's products are intended to offer retailers a substantial profit margin, unlike many of the competitive golf products currently offered for sale at off course retailers and discounters. Several of the major companies in the golf hardware industry have moved to capture market share by sacrificing their retailers' margins. These companies are selling through discounters and through warehouse stores. This offers a substantial area of opportunity to the Company, since its proprietary products can provide better margins to retailers.

The Company's objective is to become a leading manufacturer of forged insert technology for drivers, irons and wedges. To achieve this objective, the Company is focusing its market strategy on enhancing the reputation of its products, increasing its market penetration of its products and continuing the development of innovative clubs and the refinement and improvement of existing technology. An integral part of this strategy is the expansion of the Company's marketing and advertising efforts to target both domestic and international sales. The Company's domestic marketing strategy is to create product awareness through infomercials, print advertising, television commercials and other promotional activities such as on-course golf pro shop demonstrations. An important feature of the Company's overall marketing strategy is the endorsement of its products by touring professional golfers who will demonstrate the effectiveness of the forged metal technology and provide valuable exposure. The Company also intends to expand its line of clubs by developing, acquiring or licensing its technologies to other golf manufacturers.

(b)	Industry Background.

There are approximately 25 million golfers in the United
States today playing an estimated 500 million rounds of golf per year. The sport is popular with both men and women. Industry experts estimate that two million people enter the sport each year. Its popularity is gaining around the world. It is one of the few sports in which players spend more money as they get older. Golf products account for nearly $3 billion in annual revenue.

A 1995 institutional research report by the investment banking firm of Hambrecht & Quist noted that the U.S. golf equipment market is continuing to grow. Three factors are fueling sales: the increasing popularity of premium-priced oversized irons, recently introduced innovations in metal woods, and continuing interest in the sport among new players.

The industry comprises several types of golfers - avid, medium, new and casual. Avid golfers play frequently and spend significantly larger amounts for brand name equipment. Medium golfers play more frequently, are less brand conscious and play with either graphite or steel shafted clubs. Casual golfers play several games a month and represent the largest group with the potential upward movement from one category to another. New golfers as beginners typically use lower cost steel shafted clubs, with a smaller number using graphite shafted clubs.

Market leaders follow a similar pattern. Each established a market niche. Callaway introduced the oversize metal wood to the market. Cobra set the stage for oversize perimeter weighted irons, having sold more than 400,000 sets. Each incorporates brand identity, product innovation and tour validation, from the PGA Tour to the LPGA Tour to the Senior Tour.

The Company's niche in the global market is the forged face metal insert. Over the past several years, clubs have become larger, longer and lighter. Inserts offer a more dense sweet-spot, superior weight distribution and cutting-edge technology. All-titanium drivers are becoming common because of the move to the larger size heads. However, there is a cost factor involved in this transition. Fairway woods do not need to be made completely of titanium. A stainless steel shell can be used with a forged titanium insert, making these woods more affordable: the customer can purchase a competitively priced GolfGear fairway wood, and it can be purchased for 25% less than all-titanium woods.

Because management has first-hand experience working with touring professionals, the Company believes it will be able to obtain product exposure from the various tours and anticipates major touring professional exposure.

In the later half of the 1998 season, it appeared that market leaders were beginning to weaken. Some of the market leaders were dependent upon the Asian markets, which experienced a significant downturn during the past five years and which dramatically impacted retail golf sales. The Asian markets are not expected to recover for some time. The Company sees opportunity in these markets as they have become heavily saturated with product from the major brands over the last five years. The Company is preparing to move into these markets, and gradually add a fresh new brand with a story of technology, and not just marketing (see "International Business," below).

In the United States market, there are evident signs of
major brand burnout taking place as the so-called "Big Boxes" or discounters take on name brand goods at very attractive prices. Competition will be intense at this level until this inventory glut is absorbed into the market place. This cycle should be
completed by the end of 1999.   On the other hand, the consumer
is now ready for something new. Most of the sets sold by the major club manufacturers in the last six years are now aging and there is a substantial replacement market developing. Even the average golfer needs to upgrade and replace certain clubs on a regular basis. The Company believes that it has the opportunity to be a major candidate to fit into the void that is building among both the average and affluent golfers. The Company's brand name remains underdeveloped while other brands have begun to erode as a result of having sold their popular models "down market."

(c)	Competition

Spalding, MacGregor, and Hogan are well recognized old line names in golf equipment. Names currently dominating the industry's premium-brand sector are Callaway, Cobra, Taylor Made, Ping and Tommy Armour. Obsolete are the old-line companies of the 1960s and 1970s, which the Company believes today offer lackluster equipment using other sports to promote their names in golf. Today, companies such as Callaway, Karsten Manufacturing (Ping) and American Brands (Cobra) are leading a wave of golf-focused idealism among consumers. The dominating golf companies are innovative, having created new equipment categories or having already established a market leadership position in a particular category, such as oversized metal woods or irons.

(d)	Business Strategy.

The Company competes in the premium quality segment of the golf club industry, a growing and highly competitive area. At the present time, the Company is sub-contracting its golf club assembly. This enables management to concentrate on sales and marketing efforts while keeping overhead costs low.

The Company has leased a 6,800 square foot facility to house sales, marketing and distribution activities. This facility is expected to serve the Company's anticipated needs until a decision is reached to bring assembly in-house. It is the Company's intention to maintain low overhead levels by continuing to sub-contract assembly operations until its brand name products are established in the market, and sales have increased to a level sufficient to justify bringing assembly in-house. At that point in the Company's development, currently projected to occur in late 1999, the Company plans to upgrade into additional space to provide for larger and more extensive sales offices, customer service operations, telemarketing operations facilities, as well as space for assembly, finished goods inventory product staging and shipping.

While the Company competes with as many as 100 other domestic golf club equipment companies, many of which have greater manufacturing, marketing and capital resources than the Company, the Company believes that its superior patented insert technology will enable it to gain a significant presence in the market based on developing demand for this proprietary technology.

(e)	Marketing and Sales

(1)	Overall Strategy.

The Company recently retained the services of Parker Smith to oversee marketing and public relations. Mr. Smith has over thirty-five years of experience in the golf industry and was responsible for pioneering the introduction of the first metal woods made by Taylor Made, and was also responsible for launching the "Big Bertha" oversize metal wood for Callaway Golf.

The Company intends to concentrate its marketing efforts in television infomercials and direct marketing techniques which has evolved in recent years as a successful medium for marketing golf products.

Today, there is much greater direct access to the golf consumer. In the not too distant past, if a company wanted to sell golf clubs, its salesmen visited on course pro shops to make the sale. These shops are limited in the number of clubs they can stock and in the funds available to purchase stock. The growth of the off course golf shops changed the way golf clubs are sold and advertised. It is now standard industry practice to sell via direct advertising as well as to the on and off course shops.

The Company initially focused its sales efforts on advertising in trade publications to reach the on and off course shop buyers, then advertised in the consumer publications such as Golf Digest, Golf World, Golf Tips, PGA Magazine and GolfWeek. Its distributors advertised overseas in similar publications.
The Company expends a substantial amount of effort selling clubs in foreign markets with the objective to have 50% of sales from foreign markets.

The golf club industry is highly seasonal, with most companies experiencing up to 60% of sales between February and June with an additional 20% of sales occurring between October and December (the Christmas buying season). Accordingly, the majority of product introductions are scheduled for January at the Florida International PGA Show with additional products introduced in September at the Las Vegas International PGA Show.

The Company attends nearly every major industry trade show.
The Company's management has given numerous trade industry press conferences around the world, maintaining a high profile and high degree of respect in the industry press. The Company will also be attending more consumer-oriented shows to extend more brand awareness. These shows have become very popular on a nationwide basis, and can be a key element is broadening distribution in these markets.

The Company is becoming increasingly active at key demo days. Most companies have used some sort of demo program to gain exposure at golf courses, and private country clubs. In 2000 the Company will expand its demo campaign not only in key United States markets but internationally as well. Subject to financing, the Company intends to launch one or more tour vans that will be scheduled across the country, focusing on the most prestigious facilities. The Company is technology driven and the consumer has shown a desire for more technical information at recent demo events. The Company has performed extremely well when in direct competition with the biggest competitors in the business. At several events in 1998 the Company outsold the competition. The demo programs are intended to supplement the infomercial program, as well as the print media campaign.

(2)	Product and Name Endorsement.

The Company utilizes touring professionals and former golf professionals to represent the entire line of the Company's golf products. The Company currently employs Bobby Stroble and Gerry James. Mr. Stroble has been a touring professional for thirty years and had eight top ten finishes in 1998, with approximately $500,000 in earnings. Gerry James is a PGA professional and is one of the longest ball hitters in the world (he currently has pending in the Guinness Book of World Records a 473 yard drive). Mr. James appears for the Company in its infomercial and also
appears at PGA events.  	The Company also utilized Donnie
Hammond, a touring professional, to represent the Company's products in its infomercial.

(3)	Infomercials and Other Marketing.

The value of infomercials lies in the creation of millions of interested, informed and qualified prospects wanting to buy featured products in stores. In addition to selling products from television, infomercials can be an excellent source of leads for telemarketing, for promoting a brand's image and "pushing" the retail store activity. In conjunction with a production company named "Script to Screen, Inc.", the Company finished its first infomercial in May 1998. The Company is reviewing the possibility of revamping it, which is based on available funds. The Company is planning a second infomercial of perhaps a shorter format to be produced in early 2000, again based on available funds.

An infomercial is typically a 30-minute program that is used to introduce, market and sell a product at the same time. The infomercial has been a popular way to save years of conventional marketing and selling methods, and is a faster and more efficient way to provide the consumer with technical information that may lead to a purchase. An infomercial campaign is also supported by conventional selling methods.

The Company has a sales force consisting of 6 independent sales representatives, which enables them to sell other non-competing lines such as shoes or clothing. In some areas the Company will have sub reps that will assist the sales force with demo days and seminars. Management is very active in the field as well. Management works weekends at demo days in order to get feedback from the consumer. This feedback is important and provides direct input that is incorporated at sales meetings and seminars. The Company intends to support the infomercial with 60 second spots that enhance the Company's exposure. The Company will also run a print media campaign in the leading golfing publications. The Company also intends to run ads in the Wall Street Journal, and USA Today. There are nearly 6 million golfers that read these publications on a daily basis. The typical golf magazine reaches approximately 1,500,000 to 2,000,000 readers at a similar cost.

(f)	International Business.

The Company has shipped golf clubs all over the world. The Company is currently not dependent upon selling the European or Asian markets, however it is the Company's objective that 35% to 50% of revenue be generated in foreign markets. This strategy provides a broader market opportunity and can help offset the effects of regional recessions and market trends. The Company's clubs will be sold through distributors in most countries, but in some cases the Company will sell direct to retailers. The Company also intends to promote its infomercial campaign in Europe, Japan and Korea.

On September 28, 1999, the Company announced completion of a Distribution Agreement encompassing all of Southeast Asia with M.C. Corporation of Tokyo, Japan (see Exhibit 10.1 to this Form 10-SB). This agreement establishes M.C. Corporation as the exclusive Asian distributor (other than the Korean market) for the Company's full line of proprietary golf equipment and accessories. This alliance gives the Company sales, marketing and distribution throughout the Asian marketplace with a strong financial partner (this agreement excludes South Korea, where GolfGear already has a distribution agreement in place - see below). M.C. Corporation has 325 employees and interests in real estate and construction, as well as alliances throughout Asia.

In connection with this agreement, M.C. Corporation also made a $2,000,000 equity investment in the Company through a Binding Subscription for Purchase of Equity Securities agreement
(attached as Exhibit 4.3 to this Form 10-SB). This financing was completed on October 29, 1999 under the terms of that agreement, which provides that the financing is in exchange for 210,526 shares of convertible preferred stock in the Company; there is the right under this agreement to convert the 210,526 shares of preferred stock into 2,105,260 shares of common stock, which right expires in October 2001; there are also warrants issued in connection with said agreement to purchase 330,000 shares of common stock at an exercise price of $1.00 per share, which warrants expire in October 2002). After two years from the issuance of the preferred stock, it will be automatically converted into common stock. Other material provisions of this agreement include the folloiwng: (1) one vote per share; vote on an "as if converted" basis; (2) the common stock into which the preferred stock is convertible shall have ulimited piggyback rights; (3) no new shares of preferred stock senior or equal to the preferred tosck may be issued for so long as any of the preferred stock is outstanding; (4) for the one year period after the issuance of the preferred stock, should the Company issue any securities at an effective price per common share of less than $0.95, then the Company will adjust the conversion rate of the preferred stock into common stock to reflect the reduction in the effective price per common share; (5) M.C. Corporation shall have the right to elect one member of the board of directors for so long as the preferred stock is outstanding, and for a period of two years subsequent to conversion of the preferred stock into common stock; (6) for the five year period after issuance of the preferred stock, if the Company should sell any shares of common stock or other securities convertible into common stock in any private or public transaction, then M.C. Corporation shall have the right to purchase a sufficient number of the securities that are being sold under the same terms and conditions in order to maintain its 14.3% equity interest in the Company;
(7) upon conversion of the preferred stock into common stock, as long as the common stock continues to be held by M.C. Corporation during the five year period after the issuance of the preferred stock, the firm shall have the same anti-dilution rights as if it was still holding the preferred stock.

On January 14, 1999, the Company entered into a Distribution Agreement with GolfGear Korea, Ltd., a South Korean corporation (not affiliated with the Company) (see Exhibit 10.2 to this Form 10-SB). Under the terms of this agreement, this South Korean firm will have the exclusive rights to distribute products of the Company in that country for a period of three years. Certain sales performance goals are set forth in Schedule A to that agreement.

(g)	Technology.

Almost the entire line of Company clubs features its multi-patented forged insert technology that was invented and developed by Company founder Donald A. Anderson - a technology that reinvented the metal wood. The Company currently has eight patents on its forged face insert technology and three patents on its putter technology. See Patents and Know-How.

The Company, drawing on twenty years of research, did what had never been done before: it installed a solid forged face metal insert into the hitting area of an investment-cast shell. The Company's forged face clubs combined the density, power and distance of solid forged metals with the weight distribution, forgiveness and accuracy possible only in investment cast woods and irons. The result is a club that gives measurably superior performance because it has a much more solid hitting area with more weight around the perimeter to provide an extra large sweet-spot.

The Company had the foresight to begin patenting insert technology in 1989, in the United States and in major international markets, before the January 1, 1992 rule change by the United States Golf Association (USGA) and the Royal and Ancient (R&A) Golf Club of St. Andrews, Scotland, which legalized insert technology in both metal woods and irons. As a result, the Company believes that its patent portfolio is the most comprehensive intellectual property protection package of any participant in the golf club industry.

The Company believes that no other company or individual has secured more coverage, either in the number of patents or in the scope of claims. This patent technology forms the basis of the Company's business plan to exploit insert technology as the next wave of golf club design. The Company also expects that there will be a significant opportunity to generate royalties by selectively licensing this technology to major golf club manufacturers.

By attaching a solid forged face metal insert into the cavity of a cast club, the Company believes that it has created the most solid hitting surface in golf and put 50% more club head mass where it counts - in the hitting area. When more mass meets the ball at impact and the mass is forged, not cast, maximum energy is transferred to the ball and shots travel significantly farther. Forged metal can do this because it is more dense and has a more solid molecular structure than cast metals.
Investment castings contain gas voids and parasites that can cause hairline cracks or cave-ins and create dead spots. Also, their porous finish and inconsistent internal structure can affect playability.

Management believes that its patents are strong enough to make the Company a significant player in the golf industry. On January 1, 1992, the face of golf equipment changed forever when a USGA and R&A rule was changed to allow metal woods and irons with inserts. The Company was founded in 1990 to prepare for the changes it anticipated in golf equipment design, and the introduction of its patented forged face woods and irons marked one of the most significant advancements in metal innovation and technology since the invention of the original metal wood more than 20 years earlier.

After creating and patenting the solid steel forged face insert, the Company has continued to stake out new ground, securing multiple domestic and international patents for designs and inserts in several other materials such as forged titanium, steel, aluminum, beryllium copper and related alloys. The Company has continued to retain and expand its position as the world leader in insert technology with the introduction of its Ti-Gear Irons, Ti-Gear Woods, Ti-Gear All Titanium Woods, Arrowline Series of putters, and Tsunami titanium woods.

Forged Face insert technology offers significant performance advantages. The Company's equipment offers levels of performance that golfers all over the world look for in a club, such as:

Greater distance
Huge sweet-spot
Pin-point control
Greatly reduced vibration
Increased velocity, accuracy and forgiveness
Product identity

The Company's TourGear Forged Face Metal Wood ranked at the top in a 1994 evaluation by ALBA, one of Japan's most respected golf magazines. The evaluation included ten over-sized metal woods, judged by distance, accuracy, feel and appearance. Most major competitors participated except for Callaway's Big Bertha. The Company's TourGear Forged Face Metal Wood was the only product to have received an "A" ranking in all four categories. The Company's Ti-Gear driver finished second in overall driving on the senior PGA tour in 1998.

(h)	Product Line.

The Company's core product line is the Ti-Gear woods and irons. Both woods and irons feature forged titanium inserts that are inset into stainless steel shells, which incorporate the latest in graphite shafts and grips. The Company has completed the tooling for a new Ti-Gear all-titanium driver in a 9-degree loft, to be named "Tsunami," to compliment the existing 9.5-degree loft Ti-Gear driver. At 300 cc in volume, the Tsunami will be the Company's entry in the super-size driver category.

The main body of the all-titanium Ti-Gear driver is cast from aerospace-certified 6AL4V titanium and the face is fitted with a solid forged Beta titanium insert. With many competitors working on some sort of new titanium driver, the Ti-Gear is the only club with the Company's patented forged-face insert welded to the main head face.

The Company's patented insert technology is unique because it can be applied to any new trend in golf clubs such as size or shape. The Company already has developed prototypes of several additional irons using this technology. Although brand name golf equipment companies become known by their general consumer acceptance, golfers today have a tendency to be attracted more by performance and technology and less by a name brand. Companies can become even more well known for their technological superiority.

Golfers around the world are looking for an individual club that will assist them when their skill level is overmatched.
Many golfers search for a more compromising sand wedge, putter, driver, or trouble club (such as the #7 wood). The Company is prepared to add a full collection of trouble clubs and short game clubs. Insert technology can be applied to any club. The Company will be expanding its Arrowline Series of putters featuring the Arrowline patented alignment concept. The Company has successfully marketed the original Arrowline putter series for several years. The Company also plans to expand into a full line of utility clubs. The Company believes that the single club market will continue to grow and the Company's insert technology will play a major role in gaining identity in this niche market.

While the current line being sold is the Ti-Gear woods and irons, the Company has introduced a new product to supplement its Ti-Gear line. The "Ti" in Ti-Gear is the symbol for titanium. The Company over the years has used names such a TourGear, Precision Gear, Gear Collection, Master Gear, etc. In this case the name represents Titanium Gear, or abbreviated Ti-Gear. This new line is called AM-G3. The new line features clubs with a new insert material which will be an option in the current Ti-Gear product line. Part of this new line was introduced at the International PGA Show in January 1999 in Orlando, Florida. This new product line initially consists of a new line of fairway woods. The new iron (An-G3) will be a new lower profile design. The Company has does not intend to delete any product line at this time. Production on this new line will commence in January 2000. The Company also intends to introduce a new titanium driver named "Tsunami" in early 2000.

(1)	Bel Air Golf Companies Acquisition.

The Company has entered into an agreement to acquire all of the operating assets of Bel Air Golf Companies, including the "Bel Air Golf" and "Players Golf" tradenames (attached as Ehxibit
10.2 to this Form 10-SB). The Bel Air Golf Companies were acquired by new management in 1997 and had consolidated unaudited revenues of approximately $2,000,000 for the year ended December 31, 1998. Players Golf offers a full line of junior golf clubs, and Bel Air Golf is known primarily for golf glove products that offer both value and quality. Bel Air Golf and Players Golf will be operated as a separate division of GolfGear.

In consideration for acquiring these assets, the Company will assume liabilities of approximately $50,000, and will issue a minimum of 250,000 shares of its restricted common stock, and up to an additional 400,000 shares, depending on the satisfactory resolution of certain contingencies. The Company will also issue 255,000 warrants exercisable at $1 per share for a period of six months from closing, and 100,000 warrants exercisable at $1 per share, 100,000 warrants exercisable at $2 per share and 100,000 warrants exercisable at $3 per share, vesting and exercisable only if net revenues from Bel Air Golf and Players Golf reach $1.5 million, $2 million and $2.5 million in 2000, 2001 and 2002, respectively. This transaction is expected to close during the later part of 1999.

(2)	Rugg Acquisition.

On May 16, 1998, the Company entered into an Agreement for
Sale and Purchase of Assets with Douglas Rugg for the acquisition of certain assets (attached as Exhibit 10.4 to this Form 10-SB). This agreement covers: (i) all rights and interest in and to the design of golf bags and a golf bag carrying case, identified on Schedules A and B respectively, which includes technology know-how, and all documentation thereto; (ii) the design to all eye-wear which is currently in development; (iii) the name "Executive Trail Blazer Golf Bag"; (iv) all books, records and customer and supplier lists used in his business; (v) all rights and interest in and to patents, trademarks, rights under contracts, leases, and claims or causes of action related to these assets or the business; (vi) all inventory relating to golf bags and sunglasses, including "in process", "finished" and parts therefor; and (vii) all machinery and equipment relating to the assembly and/or shipping of the inventory.

In consideration for acquiring these assets, the Company paid the following: (i) the sum of $10,000; (ii) 125,000 shares of the Company's common stock (valued at $1.00 per share), which is Rule 144 stock subject to no more than a one-year restriction and subject to "piggyback" registration rights; and (iii) a three percent royalty on gross sales of all the merchandise and products covered by this agreement which is sold by the Company after the date of this Agreement (the royalty to be paid to on a quarterly basis commencing September 30, 1998). In connection with this acquisition, Mr. Rugg agreed to furnishing certain consulting services to the Company (as set forth in a Consulting Agreement attached to said agreement).

(i)	Source of Supply.

There are five primary components that are necessary to produce a golf club. The Company currently purchases heads from two suppliers, and has access to several manufacturers that are able to produce the same technology with the same quality standards with competitive pricing. The Company will continue to test components produced by other vendors in the event that they will be needed as product demand increases. The Company is not dependent on one supplier. The Company is constantly working on new materials and sources of supply in the event that additional vendors are necessary.

(j)	Patents and Know-How.

The Company's ability to compete effectively with other golf companies may be dependent, to a large degree, upon the proprietary nature of its technologies. The Company has eight United States patents and one international patent relating to the forged face technology and four patents relating to the Company's putter technology. The Company also has several patent applications pending. The patents for insert technologies represent an evolution that took place over a period of several years. The first patents cover simple combinations of forged and cast elements brought together to form a golf club head. Later filed patents have been directed toward alternative mechanisms for holding the component parts together and alternative versions using various combinations of metals including titanium.
Titanium is now recognized throughout the industry as a superior metal for use in golf clubs. The patented putters include several devices that provide an alignment mechanism. A "virtual ball" marker allows the user to visualize the hit before the club is swung. This enables the club to be aligned to the ball, allowing the user to hit from the "sweet spot" of the club. Additionally, the putter clubs have heel and toe weighting to minimize club head rotation on impact, ensuring a straighter shot.

In general, the level of protection afforded by a patent is directly proportional to the ability of the patent owner to protect and enforce his rights under the patent. Since the financial resources of the Company are limited, and patent litigation can be both expensive and time-consuming, there can be no assurance that the Company will be able to successfully prosecute an infringement claim in the event that a competitor utilizes a technology that infringes on one or more of the patents owned by the Company. The Company also relies, to an extent, on unpatented know-how, trade secrets and technology, and there can be no assurance that other companies may not independently develop substantially identical technologies, or obtain unauthorized access to the Company's technologies.

The Company received its eighth domestic patent (patent No. 5,720,673) on insert technology on February 4, 1998. The new patent further broadens the scope of the Company's insert patent portfolio. The new patent has a primary function of providing a means of affixing the face insert to a cast club head. The insert is set into a recess, and locked into place by material being pushed over the edge of the insert thus locking it permanently into place. The Company has also received a patent which was issued in Taiwan. The Company has several other patents pending both domestically as well as internationally. The Company will continue to focus on expanding its patent coverage on insert technology. See Exhibit 99.1 for a complete list of these patents. See Exhibit 99.2 for a complete list of the Company's trademarks.

(k)	Licensing of Technology.

On August 12, 1998, the Company entered into a license agreement with Confidence Golf, Inc., whereby the Company licensed Confidence Golf, Inc. to use its forged insert technology (attached as Exhibit 10.5 to this Form 10-SB). See
Certain Relationships and Related Transaction for a complete description of this agreement.

On November 19, 1998, the Company entered into a similar licensing agreement with Wilson Sporting Goods Company to also use the Company's forged insert technology (attached as Exhibit
10.6 to this Form 10-SB). Under the terms of this agreement, Wilson agreed to pay royalties as follows: (a) for irons: $1.00 per club for the first 250,000 sold, $0.75 per club for the next 250,000 up to 500,000, and $0.50 for over 500,000; and (b) for woods: $1.00 per club for the first 500,000 and $0.75 per club over 500,000. The Company intends to continue licensing its patented technology to other companies as such opportunities become available.

(l)	Description of Property.

The Company's executive office, marketing and warehouse is located in 6,800 square feet of leased space in Huntington Beach, California, pursuant to a three-year lease agreement terminating in December 1999. The Company is currently seeking larger facilities to incorporate assembly of clubs with distribution of all of its products.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

Overview

The following management's discussion and analysis of financial condition and results of operations reviews the financial performance of the Company for the years ended December 31, 1997 and 1998, and the six months ended June 30, 1999, and should be read in conjunction with the Company's consolidated financial statements and notes thereto for the respective periods set forth as an Exhibit to this Form 10-SB.

For accounting purposes, the acquisition of GGI by Harry Hurst, Jr., Inc. has been treated as a reverse acquisition of GGI with GGI considered the acquiror. The historical financial statements prior to December 5, 1997 are those of GGI. All information in the financial statements has been retroactively restated to reflect his transaction.

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, GGI, Inc. and GGI, Inc.'s wholly-owned subsidiaries, Gear Fit Golf Company, Inc. and
Pacific Golf Holdings, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Consolidated Results of Operations

(a)	Six Months Ended June 30, 1999 and 1998.

Net sales increased to $1,362,235 in 1999 from $751,394 in 1998, an increase of $610,841 or 81.29%, primarily due to increased selling and marketing activities that the Company was able to conduct in 1999 as a result of the proceeds from the Company's previous private placements of its securities.

Gross profit increased to $662,501 in 1999 from $353,600 in 1998, and increased as a percentage of net sales to 48.63% in 1999 from 47.06% in 1998. The increase in gross profit margin in 1999 as compared to 1998 was due to a change in the sales mix in 1999 to higher margin products.

Selling and marketing expenses decreased to $278,167 in 1999 from $297,961 in 1998, as a result of increased cost awareness in the selling and marketing activities in the Company's efforts to build a marketing infrastructure. Tour and pro contract expenses
decreased by $64,303 in 1999 as compared with 1998. 	General and
administrative expenses increased to $524,797 in 1999 from $473,070 in 1998, as a result of an increase in business activities and the costs of operating a public company.

Depreciation and amortization decreased to $21,210 in 1999 from $36,950 in 1998, as a result of decreased depreciation and amortization recorded relating to property and equipment and patents and trademarks. Interest expense increased to $20,068 in 1999 from $4,202 in 1998, as a result of an increase in the level of interest-bearing debt incurred to finance operations.

The Company recorded a provision for bad debts of $115,000 in 1999, as compared with $13,500 in 1998. This was based on management's estimate of uncollectible accounts receivable.

Net loss was $438,755 for the six months ended June 30, 1999, as compared to a net loss of $676,400 for the six months ended June 30, 1998.

(b)	Years ended December 31, 1998 and 1997.

Net sales increased to $1,244,119 in 1998 from $420,619 in 1997, an increase of $823,500 or 295.90%, primarily due to increased selling and marketing activities that the Company was able to conduct in 1998 as a result of the proceeds from the Company's private placements of its securities.

Gross profit increased to $306,385 in 1998 from $101,105 in 1997, and increased as a percentage of net sales to 24.62% in 1998 from 24.04% in 1996. The slight increase in gross profit margin in 1998 as compared to 1997 was due to the relative
stability in the sales mix in   1998 as compared to 1997.

Selling and marketing expenses increased to $657,853 in 1998 from $202,608 in 1997, as a result of increased selling and marketing activities and the Company's efforts to build a marketing infrastructure. Tour and pro contract expenses increased by $463,665 in 1998 as compared to 1997, as a result of increased marketing efforts. General and administrative expenses increased to $1,130,242 in 1998 from $754,012 in 1997, as a result of an increase in business activities and capital raising efforts.

Depreciation and amortization decreased to $56,659 in 1998
from $58,454 in 1997 as a result of decreased depreciation and amortization recorded relating to property and equipment and
patents and trademarks.  	Interest expense decreased to
$34,225 in 1998 from $91,512 in 1997, as a result of a decrease in the level of interest-bearing debt incurred to finance operations.

The Company recorded a provision for bad debts of $39,448 in 1998, as compared with $3,500 in 1997. This was based on management's estimate of uncollectible accounts receivable.

Net loss was $2,730,170 for the year ended December 31, 1998, as compared to a net loss of $999,877 for the year ended
December 31, 1997.

Liquidity and Capital Resources.

During the years ended December 31, 1998 and 1997, and the six months ended June 30, 1999, the Company has financed its working capital requirements principally from the private placement of its common stock. During the year ended December 31, 1998 and the six months ended June 30, 1999, gross proceeds from the sale of common stock were $1,587,500 and $50,000, respectively. Such funds have periodically been supplemented with short-term borrowings under the Company's bank line of credit and other private sources.

During the years ended December 31, 1998 and 1997, the Company's operations utilized cash of $ 1,512,887 and $735,364, respectively. As of December 31, 1998, the Company had a working capital deficiency of $187,659, as compared to a working capital of $414,044 at December 31, 1997. The Company's current ratio was 0.80:1 at December 31, 1998, as compared to 2.04:1 at December 31, 1997.

During the six months ended June 30, 1999 and 1998, the
Company's operations utilized cash of $111,153 and $893,589,
respectively.   As of June 30, 1999, the Company had working a
capital deficiency of $336,108, and the Company's current ratio was 0.70:1.

The Company did not have any capital expenditure commitments outstanding at June 30, 1999, although the Company anticipates making capital expenditures in the ordinary course of business commensurate with an expected increase in the Company's business operations in subsequent periods and new facilities at the end of 1999.

During the year ended December 31, 1998, the Company incurred aggregate costs of $503,567 with respect to the preparation and filming of an infomercial. The Company reviewed the recoverability of infomercial costs and due to a lack of funds made a determination resulting in the Company choosing to write off all production costs in 1999.

During April 1998, the Company entered into a letter of intent to purchase a golf accessories business and made an advance payment of $10,000. The Company completed this transaction during the later part of 1998 by issuing 125,000 shares of common stock valued at $125,000. See Exhibit 10.4 to this Form 10-SB. The Company reviewed the recoverability of these costs and made a determination resulting in the Company chosing to write off all these costs as of December 31, 1998.

The Company will require substantial additional operating capital during the remainder of 1999 and into 2000 to broadcast its infomercial, establish its own assembly facility, and finance the expansion of its operations. In this regard, the Company has entered into a Binding Subscription for Purchase of Equity Securities with M.C. Corporation of Tokyo, Japan. The Company completed this transaction on October 29, 1999 and $2 million has been paid to the Company in exchange for 210,526 shares of preferred stock in the Company. Should adequate working capital not be available in the future on a timely basis to fund the Company's operations, the Company may have to substantially reduce its operations to a level consistent with its available working capital resources. See "Business of the Company - International Business."

Risk Factors Connected with Financial Condition and Results of
Operations.

(a)		History of Losses; Accumulated Deficit; Working Capital
Deficiency.

The Company has incurred losses of $450,985, $224,667,
$999,877, and $2,730,170 for the years ended December 31, 1995, 1996, 1997, and 1998, respectively. The likelihood of the success of the Company must be considered in the light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business and the competitive environment in which the Company operates. Unanticipated delays, expenses and other problems such as setbacks in product development, and market acceptance are frequently encountered in connection with the expansion of a
business.  (See "Need for Additional Financing" below.)    As a
result of the fixed nature of many of the Company's expenses, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected delays in the development and marketing of the Company's products or any capital raising or revenue shortfall. Any such delays or shortfalls will have an immediate adverse impact on the Company's business, operations and financial condition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(b)		Significant Working Capital Requirements.

	The working capital requirements associated with the manufacture and sale of the Company's golf clubs have been and will continue to be significant. The Company is currently not generating sufficient cash flow to fund its operations and growth and is dependent on the proceeds from the sale of its shares to continue its operations and implement its sales and marketing strategy. The Company anticipates, based on currently proposed plans and assumptions relating to its operations (including with respect to costs and expenditures and projected cash flow from operations), that it will need financing of at least $1,500,000 during the year 2000 in order to pay current debt, revamp and market its infomercial and increase inventory. In the event that the Company's plans change or its assumptions change or prove to be inaccurate or if the proceeds from the sale of its shares or cash flow from operations proves to be insufficient to fund operations (due to unanticipated expenses, technical difficulties, problem or otherwise), the Company would be required to seek additional financing sooner than currently anticipated or may be required to significantly curtail or cease its operations.

In connection with a Distribution Agreement, M.C. Corporation also made a $2 million equity investment in the Company's preferred stock on October 29, 1999 through a Binding Subscription for Purchase of Equity Securities agreement (attached as Exhibit 4.3 to this Form 10-SB).
This financing should provide adequate working capital for the Company for thenext twelve months. Other than this source of financing, the Company has no current arrangements with respect to, or sources of, additional financing, and it is not anticipated that existing shareholders will provide any portion of the Company's future financing requirements. There can be no assurance that any additional financing will be available to the Company on a timely basis and on acceptable terms or at all. Any such financing may involve substantial dilution to the interests of the Company's then existing shareholders.

(c)		Seasonal Business; Quarterly Fluctuations.

Golf is primarily a warm weather sport and the purchasing decisions of most customers are typically made in the fall and a vast majority of sales are expected to occur during the first six months of the year. In addition, quarterly results may vary from year to year due to the timing of new product introductions, orders and sales, advertising expenditures, promotional periods and shipments. Accordingly, comparisons of quarterly information of the Company's results of operations may not be indicative of the Company's overall annual performance. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business - Sales and Marketing."

(d)		Competition.

The market for the manufacture, distribution and sale of premium quality golf clubs, accessories and other related products is intensely competitive. The Company faces strong existing competition for similar products and expects to face significant competition from new companies or existing companies with new products. Many of these companies may be better financed, have better name recognition and consumer goodwill, have more marketing expertise and capabilities, have a large and loyal customer base, along with other attributes that may enable them to compete more effectively. The golf equipment industry is currently dominated by four companies, Callaway Golf Company, Titleist/Cobra, Karsten Manufacturing (Ping) and Taylor Made, which in the aggregate, account for approximately one half of the golf clubs sold in the United States. Many purchasers of premium clubs desire golf clubs that feature the most recent technology, innovative designs and recognized brand names. Recently, Adams Golf Co. and Orlimar Golf Company have become competitive factors in fairway woods and drivers.

Additionally, purchases are often made based upon highly subjective decisions that may be influenced by numerous factors, many of which are out of the Company's control.
Golfers' subjective preferences are subject to rapid and unanticipated changes. As a result, the Company expects to face substantial competition from existing and new companies that market golf clubs which are perceived to enhance performance, are visually appealing or appeal to other consumer preferences. Further, the golf club industry is subject to rapid and widespread imitation of golf club designs which, notwithstanding the existence of any proprietary rights, could further hamper the Company's ability to compete. The Company faces competition on the basis of price, reputation and qualitative distinctions among available products. There can be no assurances as to the market acceptance of the Company's golf clubs in relation to its competition. See "Business of the Company - Competition."

(e)		Uncertainty of Market Penetration.

The golf equipment industry is currently dominated by several companies which have strong brand name recognition. As a result, the market demand for new products from new companies is subject to a high level of uncertainty. Achieving significant market penetration and consumer recognition for the Company's products will require significant efforts and expenditures by the Company to inform potential customers about the Company's products. Although the Company intends to use a substantial portion of its working capital for marketing and advertising, there can be no assurance that the Company will be able to penetrate existing markets for golf equipment and related accessories on a broad basis, position its products to appeal to a broad base of customers, or that any marketing efforts undertaken by the Company will result in any increased demand for or greater market acceptance of the Company's products. See "Business of the Company."

(f)		Consumer Preferences and Industry Trends.

The golf equipment industry is characterized by frequent introductions of new products and innovations and is subject to rapidly changing consumer preferences and industry trends such as the introduction of titanium clubs and oversized club heads, which may adversely affect the Company's ability to plan for future design, development and marketing of its products. Because of rapidly changing consumer preferences and industry trends, most golf club models and designs have short product life cycles. In addition, new club models and basic designs are frequently introduced and often rejected by customers. The Company's success will depend on its ability to anticipate and respond to these factors and introduce products that meet or exceed consumer expectations. There can be no assurance that the Company will be able to anticipate and respond to changing consumer preferences and industry trends or that competitors will not develop and commercialize new innovations that render the Company's proprietary technology or its golf clubs obsolete. See "Business of the Company - Competition."

The Company's future operating results are also likely to be dependent upon the continuing popularity of golf as a sport and leisure activity. Although golf has gained increasing popularity over the last several years, there can be no assurance that its popularity as a sport and leisure activity will continue. Any significant decline in the popularity of golf could materially adversely affect the Company. Moreover, golf, as a leisure activity, is affected by a number of factors relating to discretionary consumer spending, including general economic conditions affecting disposable consumer income, such as employment and business conditions, interest rates and taxation. Any significant change in general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending generally, and golfers specifically, could have a material adverse effect on the Company. See "Business of the Company - Industry Background."

(g)		Direct Response Television Marketing.

The Company intends to expand its direct marketing efforts to include direct response television, including infomercials and direct response commercials. The success of direct response television is uncertain and depends upon numerous factors, including the Company's ability to produce infomercials and commercials which attract and retain viewer interest, feature products that appeal to viewers and generate revenues sufficient to offset their cost of production and air time. Industry sources estimate that only one out of eight infomercials generates a level of sales sufficient to offset the costs associated with their production and broadcasting and obtaining desirable broadcast time slots. The Company has limited experience in utilizing direct response television to market its products, having only test marketed one infomercial in mid 1998. The production and broadcasting of infomercials and commercials also requires up-front cash expenditures. The Company expects that a typical infomercial will cost approximately $250,000 to $500,000 to produce and a typical direct response commercial will cost approximately $30,000 to $80,000 to produce. Media broadcast time, the largest expense in marketing through infomercials and commercials, must be paid for in advance and typically accounts for a substantial portion of the total costs associated with the marketing of products through direct response television, depending upon the broadcast markets and hours at which the infomercial or commercial airs. Media costs have increased recently and greater demand for broadcast time could result in increased costs, as well as the unavailability of preferred hours and channels for broadcast and the unwillingness of broadcasters to air the Company's advertisements. See "Business of the Company - Marketing and Sales."

(h)		Dependence on a Limited Number of Suppliers.

The Company does not manufacture the components required to assemble its golf clubs. The Company relies on several suppliers for club heads and graphite shafts. The Company does not have binding long-term supply contracts with any of its suppliers. Therefore, the Company's success will depend on maintaining its relationships with these suppliers and developing relationships with new suppliers. Any significant delay or disruption in the supply of club heads or graphite shafts caused by manufacturers' production limitations, material shortages, quality control problems, labor interruptions, shipping problems or other reasons would materially adversely effect the Company's business. The delays in receiving such supplies from alternative sources would cause the Company to sustain at least temporary shortages of materials to assemble its clubs, which could have a material adverse effect on the Company's business, operating results and financial condition.

The Company currently purchases its club heads from two sources, its shafts from two sources and its grips from three sources. The Company purchases its components pursuant to purchase orders placed from time to time and, except for those purchase orders, none of its suppliers is obligated to deliver specified quantities of components or to deliver components for any specified period. Accordingly, the Company is substantially dependent on the ability of its suppliers to provide adequate inventories of golf club components on a timely basis and on acceptable terms. The Company's suppliers also produce components for certain of the Company's competitors, as well as other large customers, and there can be no assurance that any such supplier will have sufficient production capacity to satisfy the Company's inventory or scheduling requirements during any period of sustained demand or that the Company will not be subject to the risk of price fluctuations and periodic delays. Although the Company believes that its relationships with its suppliers are satisfactory and that alternative sources of each of the components are currently available, the loss of the services of a supplier or substantial price increases imposed by a supplier could result in production delays, thereby causing cancellation of orders by customers and/or price increases resulting in reduced revenues and margins, respectively.

(i)		Dependence on Certain Suppliers; Foreign Suppliers.

The Company imports most of its club heads from companies in Asia. As a result, the supply of the materials required to assemble the Company's clubs is subject to additional cost and risk factors, many of which are out of the Company's control, including political instability, import duties, trade restrictions, work stoppages and foreign currency fluctuations. An interruption or material increase in the cost of supply would materially adversely effect the Company's business, operating results and financial condition.

(j)		Uncertainty Regarding Patents and Proprietary Rights.

The Company seeks patent protection for its proprietary
products and technologies where appropriate. The Company currently has eight United States patents and one international patent relating to its forged face technology and four patents relating to the Company's putter technology. The Company also has several foreign patents pending. Corresponding foreign patent applications with respect to the Company's pending United States applications have been filed in the appropriate foreign
jurisdictions.   However, there can be no assurance that the
Company's pending patents will be awarded or will provide the Company with significant protection against competitors. Litigation has been necessary and may be necessary in the future to protect the Company's patents, and there can be no assurance that the Company will have the financial or managerial resources necessary to pursue such litigation or otherwise to protect its patent rights. In addition to pursuing patent protection in appropriate cases, the Company also relies on trade secret protection for its unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that other companies will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets. The Company pursues a policy of having its employees and consultants execute non-disclosure agreements upon commencement of employment or consulting relationships with the Company, which agreements provide that all confidential information developed or made known to the individual during the course of employment shall be kept confidential except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or other proprietary information.

(k)		Dependence on Relationships with Retailers.

The Company principally relies upon its relationships with its retailers to market the Company's products. The Company's account base consists of select golf shops throughout the United States. The Company maintains its relationship with such retailers both directly and through its independent sales representatives. International sales are generally conducted through the use of foreign distributors in specific countries. Although the Company intends to market its products competitively and to develop business relationships with new retailers, there can be no assurances that the Company can successfully expend its retailer base to a level sufficient to reach profitable operations. See "Business of the Company - Source of Supply."

(l)		Technological Innovation; New Products; USGA Regulation.

The technology utilized in the Company's golf clubs is relatively new, compared to the majority of golf clubs currently being marketed. The Company believes it has extensive patent protection for most of its golf club heads, but there can be no assurance that it will be successful in defending and/or exploiting such patents. Efforts to develop new technology and new products similar to or better than the Company's clubs are continuing to evolve at a rapid pace. It is expected that competitors will attempt to develop alternative golf clubs that apply existing and/or new technology. Such new technological innovations could have an adverse impact on the Company's business, operating results and financial condition. There is no assurance that the Company will be able to design technologically innovative golf clubs or golf products that achieve market acceptance. Further, the Company's existing clubs that have been designed and marketed may be rendered obsolete within a relatively short period of time. See "Business of the Company - Patents and Know How."

The design and sales of golf clubs are also greatly influenced by the rules and regulations of the United States Golf Association ("USGA"). Although the USGA's equipment standards only apply to USGA sanctioned events, it is critical for new clubs and existing clubs to comply with USGA standards. To the extent that the Company's clubs are ruled ineligible by the USGA, the Company's business, operating results and financial condition would be materially adversely affected. Although the Company believes that all of its current clubs comply with USGA standards and its proprietary technology is not inconsistent with USGA standards, there is no assurance that any newly developed clubs will be deemed to comply with USGA standards or that existing USGA standards and regulations will not be amended to make the Company's existing clubs ineligible for use in USGA sanctioned events.

(m)	Influence of Other External Factors.

The golf hardware industry in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business. The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' discretionary spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(n)	Regulatory Factors.

Possible future consumer legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities undertaken in connection with the golf hardware industry, the extent of which cannot be predicted. The exact effect of such legislation cannot be predicted until it is proposed.

(o)	Lack of Diversification.

The size of the Company makes it unlikely that the Company will be able to commit its funds to diversify the business until it has a proven track record, and the Company may not be able to achieve the same level of diversification as larger entities engaged in this type of business.

(p)	Reliance on Management.

The Company's success is dependent on its key management, especially Donald A. Anderson, the loss of whose services could significantly impede the achievement of the Company's planned development objectives. The Company currently does not maintain key man life insurance on Mr. Anderson. In addition, none of the officers or directors, or any of the other key personnel, except for Mr. Anderson, has any employment agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. The success of the Company's business objectives will require substantial additional expertise in such areas as finance, manufacturing and marketing, among others. Competition for qualified personnel among golf companies is intense, and the loss of key personnel, or the inability to attract and retain the additional, highly skilled personnel required for the expansion of the Company's activities, could have a material adverse effect on the Company's business and results of operations.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest to make decisions which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company.

(q)		Control of the Company by Officers and Directors.

The Company's officers and directors beneficially own approximately 29% of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control the majority of voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.

(r)		Limitations on Liability, and Indemnification, of Directors and Officers.

The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The By-Laws include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(s)	Conflicts of Interest.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

(t)	Investment Valuation Determined by the Board of Directors.

The Company's Board of Directors is responsible for valuation of the Company's investments. There are a wide range of values which are reasonable for an investment for the Company's services. Although the Board of Directors can adopt several methods for an accurate evaluation, ultimately the determination of fair value involves subjective judgment not capable of substantiation by auditing standards. Accordingly, in some instances it may not be possible to substantiate by auditing standards the value of the Company's investments. The Company's Board of Directors will serve as the valuation committee, responsible for valuing each of the Company's investments. In connection with any future distributions which the Company may make, the value of the securities received by investors as determined by the Board may not be the actual value that the investors would be able to obtain even if they sought to sell such securities immediately after a distribution. In addition, the value of the distribution may decrease or increase significantly subsequent to the distributee shareholders' receipt thereof, notwithstanding the accuracy of the Board's evaluation.

(u)		No Assurance of Continued Public Trading Market; Risk
of Low Priced Securities.

Since December 9, 1997, there has been only a limited
public market for the common stock of the Company. The common stock of the Company is currently quoted on the Over the Counter Bulletin Board. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the
risks associated therewith.   The regulations governing low-
priced or penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(v)		Effects of Failure to Maintain Market Makers.

If the Company is unable to maintain a National
Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

(w)	Cash Dividends Unlikely.

The Company has never declared or paid dividends on its common stock and currently does not anticipate or intend to pay cash dividends on its common stock in the future. The payment of any such cash dividends in the future will be subject to available retained earnings and will be at the discretion of the Board of Directors.

(x)		Potential Status as a Pseudo California Corporation.

Section 2115 of the California General Corporation Law subjects certain foreign corporations doing business in California to various substantive provisions of the California General Corporation Law in the event that the average of its property, payroll and sales is more than 50% in California and more than one-half of its outstanding voting securities are held of record by persons residing in the State of California. Some of the substantive provisions include laws relating to annual election of directors, removal of directors without cause, removal of directors by court proceedings, indemnification of officers and directors, directors standard of care and liability of directors for unlawful distributions. The aforesaid Section does not apply to any corporation which, among other things, has outstanding securities designated as qualified for trading as a national market security on NASDAQ if such corporation has at least eight hundred holders of its equity securities as of the record date of its most recent annual meeting of shareholders.
It is currently anticipated that the Company may be subject to
Section 2115 of the California General Corporation Law which, in addition to other areas of the law, will subject the Company to
Section 708 of the California General Corporation Law which mandates that shareholders have the right of cumulative voting at the election of directors.

(y)	Forward-Looking Statements.

This Registration Statement contains "forward looking statements" within the meaning of Section 27A of the Act, and
Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including those factors described under "Risk Factors" and elsewhere herein. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Form 10-SB will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

(z)	Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on, or after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company currently believes that its systems are Year 2000 compliant in all material respects, its current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers) or material costs caused by undetected errors or defects in the technology used in its internal systems. Furthermore, the purchasing patterns of consumers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its potential material suppliers. The Company's Year 2000 plans are based on management's best estimates.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company currently owns approximately $120,000 in general office equipment and furniture, as reflected in the last financial statement on the Company (see Exhibit 13 to this Form
10-SB).

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of common stock as of October 29, 1999 (issued and outstanding common stock of 12,592,194, options for 1,252,015 shares which are presently exercisable, warrants for 1,747,755 shares which are presently exercisable, and convertible preferred stock which is presently convertible into 2,105,260 shares, for a total of 17,709,224 shares) by (i) all stockholders known to the Company to be beneficial owners of more than 4% of the outstanding common stock; and (ii) all officers and directors of the Company (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):


Title of      Name and Address of          Amount of      Percent of
Class         Beneficial Owner             Beneficial     Class
                                           Ownership

Common Stock  Donald A. Anderson           3,037,525        17.15%
              5481-A Commercial Dr
              Huntington Beach, CA
              92649

Common Stock  M.C. Corporation             2,435,260        13.75%
              Terasiosu Bldg., 6-7-2
              Minami Aoyama,
              Minato-ku, Tokyo, Japan
              107-0062

Common Stock  Berkeley Investment          2,043,630        11.54%
              Group, Ltd.,  AV.
              Libertador, Piso 3
              OFC 3-7, Caracas,
              Venezuela

Common Stock  Robert J. Williams           1,442,521         8.15%
              62-156 Corporate Way
              Thousand Oaks, CA 92276

Common Stock  Frank X. McGarvey              965,940         5.45%
              5481-A Commercial Drive
              Huntington Beach, CA 92649

Common Stock  Yeon Park                      867,000         4.90%
              16582 Gothard Street
              Huntington Beach, CA 92646

Common Stock  Robert N. Weingarten           807,849         4.56%
              5481-A Commercial Drive
              Huntington Beach, CA 92649

Common Stock  Marc R. Tow                    187,500         1.06%
              3900 Birch Street, Suite 113
              Newport Beach, CA 92660

Common Stock  Parker Smith                   150,000         0.85%
              5481-A Commercial Drive
              Huntington Beach, CA 92649

Common Stock  Naoya Kinoshita                 75,000         0.42%
              Terasiosu Bldg., 6-7-2
              Minami Aoyama, Minato-ku,
              Tokyo, Japan 107-0062

Common Stock  Shares of all directors and   5,223,814       29.50%
              executive officers as a
              group (6 persons)

Other than as footnoted, none of these security holders has the right to acquire any amount of the Shares within sixty days from options, warrants, rights, conversion privilege, or similar obligations.

Includes options to purchase 234,900 of shares of common stock at an exercise price of $.68 per share; 117,450 shares of that total are exercisable starting in October 2000 (these options expire in October 2002). Also includes options to purchase 150,000 shares of common stock at an exercise price of $0.25 per share; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

Reflects the right to convert 210,526 shares of convertible preferred stock into 2,105,260 shares of common stock, which right expires in October 2001. Also includes warrants to purchase 318,000 shares of common stock at an exercise price of $1.00 per share; these warrants expire in October 2002

Includes warrants to purchase 1,162,755 shares of common stock at an exercise price of $.28 per share; these warrants expire in October 2000.

Includes options to purchase 140,940 shares of common stock at an exercise price of $.62 per share; these options expire in October 2002. Also includes options to purchase 75,000 shares of common stock at an exercise price of $0.25 per share; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

Includes warrants to purchase 217,000 shares of common stock at $2.00 per share; these warrants expire in March 2001.

Includes options to purchase 176,175 shares of common stock at an exercise price of $.62 per share. The options expire in October 2002. Also includes options to purchase 75,000 shares of common stock at an exercise price of $0.25 per share; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

Includes options to purchase 100,000 shares of common stock at an exercise price of $1.50 per share; these options expire in October 2002 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum). Also includes options to purchase 75,000 shares of common stock at an exercise price of $0.25 per share; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

Includes warrants to purchase 50,000 shares of common stock at $2.00 per share; these warrants expire in October 2003. Also includes options to purchase 75,000 shares of common stock at an exercise price of $0.25 per share; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

Naoya Kinoshita is President of M.C Corporation. He has options to purchase 75,000 shares of common stock at an exercise price of $0.25 per share; these options expire in August 2001 (the exercise price may be paid by a promissory note, payable in full five years from the exercise date, with interest accruing at 9% per annum).

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The names, ages, and respective positions of the directors, officers, and key employees of the Company are set forth below.
There are no other persons which can be classified as a promoter or controlling person of the Company.

Officers and Directors.

(a)	Donald A.  Anderson, President/Director.

Mr. Anderson, age 48, began working with golf clubs at the young age of 12. He taught golf at his home course at 19, and played as a golf professional in local events. He became director of sales and marketing of R.A.C.O. Manufacturing, a foundry in Whittier, California. R.A.C.O. under Mr. Anderson's direction became one of the largest golf putter manufacturers in the world by 1978. The company produced putters for nearly every major golf club maker in the industry including the Ben Hogan Company, Spalding, Wilson Sporting Goods, MacGregor, H and B, Northwestern Golf and Pinseeker to name a few. In 1980 Mr. Anderson moved to Chicago to become director of sales for the Northwestern Golf Club Company, which at the time was the world's largest exclusive manufacture of golf clubs. While at Northwestern, the company pioneered the original metal wood, and worked to engage several touring professionals to the staff. Mr. Anderson signed Nancy Lopez, Tom Weiskopf, Jim Thorpe, Judy Rankin, Marlene Hagge, Tom Shaw, Bob Murphy, J. C. Snead, George Low, Hubert Green to name a new. Sales grew dramatically while at Northwestern from 1980 to 1986. In 1986 Mr. Anderson became a consultant for the Slotline Golf Company.

In 1987, Mr. Anderson became the vice president of the Stan Thompson Golf Club Company. The Stan Thompson Golf Club Company was the maker of the best selling utility club of all time, the "Ginty." While at Stan Thompson, the company was stabilized and made profitable once again. In 1988, Stan Thompson had its 50th anniversary of making golf clubs. After completing a three year contract at Stan Thompson in December of 1989, Mr. Anderson founded the Company.

(b)	Robert N. Weingarten, Secretary/CFO/Director.

Mr. Weingarten, age 46, has served as Chief Financial
Officer of the Company since October 1997. From July 1992 to the present, he has been the sole shareholder of Resource One Group, Inc., a financial consulting and advisory company. From January 1, 1997 through July 31, 1997, Mr. Weingarten was a principal in Chelsea Capital Corporation, a merchant banking firm. Since 1979, Mr. Weingarten has served as a consultant with numerous public companies in various stages of development, operation or reorganization. Mr. Weingarten received an M.B.A. in Finance from the University of Southern California and a B.A. in Accounting from the University of Washington. Mr. Weingarten is an officer of Casmyn Corp., a publicly held mineral resource development company.

(c)	Frank X. McGarvey, Director.

Mr. McGarvey, age 55, specializes in financial consulting for emerging growth companies. He is also a director and the chief operating officer of Colori Inc., which operates under a joint venture agreement with Gi Picco's Cosmetics SRL, a large European cosmetic company. He also was associated with Jefferson Research of Portland, Oregon, a company engaged in equities research for money management firms. He was the co-founder of Stoller Chemical Company and founder of Micron Corp. He holds a B.S. degree in Chemical Engineering from the University of Pennsylvania. Mr. McGarvey was appointed a Director of the Company in October 1997.

(d)	Marc R. Tow, Director.

Mr. Tow, age 48, is a practicing attorney, auctioneer and real estate broker. He has practiced law since 1977. He has acted as an attorney for companies and individual investors. As an attorney, Mr. Tow's practice has emphasized reorganizations, recapitalizations, insolvency, real estate, and business laws. He is a member of the State Bar of California, Public Investors Bar Association, Orange County Bar Association, American Bankruptcy Institute, Orange County Bankruptcy Forum and California Lawyers. Mr. Tow has served as an arbitrator for the American Arbitration Association and Judge Pro Tem for the Municipal Court of California. He has lectured extensively on real estate restructuring and litigation matters.

Mr. Tow is President of United Equities Corporation, a
California corporation that conducts turnaround management and operates an on-line auction web site. This company assists in reorganizing distressed real estate, renegotiates debt and markets real estate on the Internet. Mr. Tow is a member of the Internet Developers Society and Creative Alliance Partner with AT&T in web development. He was appointed a Director of the Company in September 1998. Mr. Tow also holds the following positions: (1) President and a Director of Mt. McKinley Gold, Inc.; (2) President and a Director of Mesa Verde Financial, Inc.;
(3) President and a Director of Government Property Advisors, Inc.; (4) President and a Director of National Auction Properties; and (5) Secretary and a Director of One Touch Total Communications, Inc.

(e)	Parker Smith, Director.

Mr. Smith, age 54, has been involved in all aspects of golfing for over thirty years. From 1971 to 1973, he was Editor of Golf Magazine. In 1974, Mr. Smith founded Sports Opportunities International (The Publicity Group), a company which specializes in publicity, marketing, promotions and coordinating advertising campaigns. Since then, he has been involved in the marketing and promotion of dozens of golf companies and golf clubs, including Taylor Made Golf from 1979 through 1983 (where he helped launch the introduction of "metal woods" which have revolutionized the game of golf).
Additionally, Mr. Smith has worked with Callaway Golf Company during the introduction of the Big Bertha line of clubs. He has acted as the media specialist for the opening of the Dunhill Cup, PGA West, TPC at Sawgrass, the Lodge at Koele, Bali Golf and Country Club, The Ocean Golf Course at Kiawah, Treetops Resort, Kapalua International Golf Tournament and Brays Island Development in South Carolina. He joined the Company in October 1998. Mr. Smith holds a B.A. Degree from Memphis State University.

Naoya Kinoshita, Director.

Mr. Kinoshita, age 34, is President of M.C. Corporation, which he founded in 1990 and is involved in real estate development and management. In 1995, Mr. Kinoshita began development, construction, and sales of generational housing; that is housing for two generations of family (parents and offspring under one roof), as well as imported housing sales from outside Japan. During the same year he started an internet service provider business. In 1996, Mr. Kinoshita combined his experience in real estate development and the internet to construct and sell the first internet line pre-installed condominium in Japan. More recently, he commenced the design, construction, and sales of 2x4 housing which utilized fewer chemicals, and more natural materials to promote healthy living for the resident. Mr. Kinoshita has extensive expertise in real estate development, information processing, sales, management, and distribution. Mr. Kinoshita has served as a Director since October 1999.

Key Employees.

(a)	Nathan A. Lopez, Vice President of Sales and Marketing.

Mr. Lopez, age 41, has nearly fifteen years experience in pioneering new material technologies in the golf industry. From 1986 to 1992 Mr. Lopez served as the head design and material expert at Aldila Inc. where he successfully developed the second generation of advanced composite golf shafts that propelled companies like Taylor Made and Callaway Golf into their respective leadership of golf hard goods. From 1992 to 1995 Mr. Lopez directed Easton Aluminum in the development, marketing and sales of the second generation aluminum and aluminum/carbon golf shafts into the OEM and custom club maker market. He joined Winn Grips in 1995 and is credited with pioneering the market niche for this new advanced polymer golf grip. Within three years, Winn Grips had become the premium golf grip in the golf industry. Mr. Lopez joined the Company in October 1998.

(b)	Rhonda Jurs, Director of Sales.

Ms. Jurs, age 35, comes to the Company with more than fourteen years in the golf industry, and possesses a solid background in telemarketing sales. She began her golf career at Slotline Golf in the production department and gained first-hand knowledge of club manufacturing. She quickly moved into marketing where she developed Slotline's customer service department. For the past twelve years, Ms. Jurs has been a leader in Slotline's telemarketing department. As Key Accounts Manager, she worked with the volume retailers, and supervised the inside sales team. In addition, Ms. Jurs implemented sales programs that more than quadrupled the company's account base. She joined the Company in January 1998.

(c)	Brian Jacobsen, Controller.

Mr. Jacobsen, age 55, has over 20 years of experience in financial management. His previous background includes five years with Ram Golf Corporation and six years with Confidence Golf Corporation. He brings the Company a strong financial background with a hands-on understanding of the golf industry. Mr. Jacobsen joined the Company in May 1998.

(d)	Mark Collins, Director of Manufacturing.

Mark Collins, age 38, began his industry career in 1983.
While working as machinist for a California tooling company, Mark built what is believed to be the first putter with a "milled face." After honing his skills as a golf club craftsman at Quality Golf Products of Fountain Valley, California, Mr. Collins joined Daiwa Golf in 1992. At Daiwa, a recognized leader in the golf equipment industry, Mr. Collins combined his knowledge of advanced metal alloys and graphite shafts with expertise in precision manufacturing to build clubs for well known PGA professionals such as Fuzzy Zoeller, Pete Jordan, Jerry Kelly, and LPGA notables Amy Alcot and Luciana Benevenuti. He joined the Company in April 1998.

Board of Advisors.

The following individuals serve as non-compensated advisors to the Company for the purpose of providing advice and counsel to management:

Douglas J. Rugg.

Mr. Rugg, a Chicago native whose father was a professional golfer has been involved in golf since the age of five. Upon moving to California he learned the surfing business and became active in product design. Mr. Rugg designs and develops golf bags and other accessories for such names as Black Flys; Modern Amusement; Hard
Rock Hotel and Casino; Palmilla Hotel in Cabo San Lucas, Mexico;
and Tommy Hilfiger. Doug brings a combined experience in golf and the youth market.

(b)	J. Scott Schmidt.

Mr. Schmidt is the former President and Chief Executive
Officer of Thompson Newspapers Corporation, West Group, President and Publisher of American Collegiate Network, Inc.; President and Chief Executive, Hilton/Schmidt, a media consulting firm; President and Chief Executive Officer, California Fashion Publications; President and Chief Executive of Van Nuys Publishing. Before launching a career in publishing he served in various senior editorial posts with the Chicago Tribune and Chicago Today. Mr. Schmidt attended Bradley University and Northwestern University.

(c)	John Zebelean.

Mr. Zebelean is the inventor and patent holder for the original investment cast metal wood, which subsequently became Taylor Made and created a multi-billion dollar industry. He has since designed metal woods for Pinseeker, Confidence Golf, Northwestern, Pebble Beach, and Spalding. He holds a Ph.D. in Physics and is currently involved with classified projects.

ITEM 6.  EXECUTIVE COMPENSATION.

Cash Compensation.

Other than Donald A. Anderson, the President of the Company, no other officer or director of the Company is receiving any remuneration at this time in excess of $50,000. Mr. Anderson is currently receiving an annual salary of $90,000. This amount does not include a bonus granted to Mr. Anderson by the Board of Directors for the year in the amount of $50,000 for the year ending December 31, 1997.

Employment Contract.

The Company has entered into an employment agreement with Donald A. Anderson, dated July 1, 1998, which expires on December
31, 2002 (see Exhibit 10.10 to this Form 10-SB). This agreement has an automatic renewal provision which allows renewal for a one year period on the same terms and conditions unless either party gives notice to the other party of at least ninety (90) days prior to the expiration of the term of their intention to renew the agreement. The agreement may only be terminated by the Company if there is a willful breach or habitual neglect of duties relating to performing terms of the agreement or there are acts of dishonesty, fraud and misrepresentation. The agreement provides for a base salary of $90,000 per year and an automobile expense allowance of $750 per month. In addition to the fixed salary, Mr. Anderson is to receive under the terms of this agreement a sum equal to five percent (5%) of the net earnings, as defined, of the Corporation for each fiscal year (provided, however, such additional compensation for any fiscal year will not exceed $200,000). Since the date of this agreement, there have been no net earnings upon which to pay such additional amount. Additionally, effective October 15, 1997, the Company granted certain stock options to Mr. Anderson (as discussed below).

Stock Option Plan.

In October of 1997, the Board of Directors of the Company approved a stock option plan entitled "GolfGear International, Inc. 1997 Stock Incentive Plan" ("Plan") (attached as Exhibit
10.11 to this Form 10-SB). This Plan is intended to allow designated officers and employees and certain non-employees of the Company to receive stock options to purchase the Company's common stock and to receive grants of common stock subject to certain restrictions as more fully described in the Plan. The Plan has reserved 2,642,625 shares of common stock, subject to adjustments that may be issued under the Plan.

The Plan provides for the granting to employees (including employees who are also directors and officers) of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Code"), and for the granting of nonstatutory stock options to directors, employees and consultants. The Plan is currently administered by the Board of Directors of the Company.

The exercise price per share of incentive stock options granted under the Plan must be at least equal to the fair market value of the common stock on the date of grant. With respect to any participant who owns shares representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or nonstatutory stock option must be equal to at least 110% of the fair market value of the grant date, and the maximum term of the option must not exceed five years. The terms of all other options granted under the Plan may not exceed ten years. Upon a merger of the Company, the options outstanding under the Plan will terminate unless assumed or substituted by the successor corporation. To date, 724,231 options have been granted under the Plan. Mr. Anderson was been granted 353,350 common stock options for the year ended December 31, 1997; these options are exercisable at $0.62 and expire on October 2002.

Annuity, Pension, and Retirements Plans.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the corporation or any of its subsidiaries.

Other Plans.

No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director under any other plan which is presently existing.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
Other than as set forth in this Item 7, there are no relationships, transactions, or proposed transactions to which the registrant was or is to be a party, in which any of the named persons set forth in Item 5 had or is to have a direct or indirect material interest.

Finder's Fee.

In July of 1998, the Board of Directors approved the payment of $65,000 as a finders fee to Donai Anderson, the wife of Donald
A. Anderson. As of December 31, 1998 and June 30, 1999, of the $65,000 fee, $26,000 had been paid and the balance of $39,000 remains to be paid. The Company also sold products to a company partially owned by the wife of Mr. Anderson. During 1997, she sold her interest in this company. Sales to this company totaled approximately $36,000 in 1996 and $50,000 in 1997.

Financial Services Agreement.

On June 7, 1997, the Company entered into a Financial
Services Agreement with Bridgewater Capital Corporation ("Bridgewater") whereby Bridgewater agreed to arrange and help consummate a merger between the Company and a public shell corporation and also assist the Company to analyze, negotiate and advise on obtaining equity capital or debt financing (see Exhibit
10.7 to this Form 10-SB). Upon the successful completion of the $500,000 financing in October 1997, the Company paid Bridgewater a fee of $70,000 and issued 499,002 Shares of the Company's common stock, representing 4.99% of the post-reorganization with Harry Hurst Jr., Inc. The Financial Services Agreement required that Bridgewater be paid a consulting fee of $72,000, payable $6,000 monthly, have the right to appoint one person to the Board of Directors for two years, and be paid a 10% finder's fee and 2% unaccountable expense allowance on all capital, cash, equity or debt infused into the Company by or through Bridgewater. This agreement expired in October 1998. Mr. Peschong, a former Director of the Company, is an officer and shareholder of Bridgewater. The Company also paid $6,900 to Bridgewater as a capital raising fee during the year ended December 31, 1998.

On January 27, 1999, the Company executed a letter of understanding with Bridgewater whereby, among other things, the Company agreed to issue a promissory note to Bridgewater in the amount of $50,000 all due and payable no later than April 1, 1999 and to issue common stock warrants entitling Bridgewater to purchase 105,705 Shares of common stock at $0.62 per Share which expire October, 2002 (included under Exhibit 10.7 to this Form 10-SB). The agreement to issue the promissory note and warrants arise out of ostensible obligations under the Financial Services Agreement. The execution of the letter of understanding was in anticipation of and contingent upon anticipated equity financing which did not materialize. The Company has asserted a claim against Bridgewater for certain damages that the Company has suffered, which the Company believes were occasioned by Bridgewater's malfeasance. Based on this, on April 8, 1999, the Company issued a stop order relating to all of the 499,002 Shares previously issued. The Company expects that these claims will be resolved within the next ninety days.

Consulting Agreement.

On October 1, 1998, the Company executed a Consulting
Agreement with Sports Opportunities International, a South Carolina corporation, owned by Parker Smith, one of the Directors of the Company (see Exhibit 10.9 to this Form 10-SB). This agreement requires a payment of $40,000 a year to be paid in four equal quarterly installments which commenced on January 1, 1999. The Consulting Agreement also granted stock options entitling the purchase of 50,000 shares of common stock at $2.00 per share, 20,000 of which vested upon execution of this agreement; 15,000 of which vest six months of execution of this agreement, and the remaining 15,000 which vest one year after execution of this agreement. The Consulting Agreement also provides for a $0.25 royalty to be paid for each golf club sold through companies or distributors introduced to the Company by Mr. Smith. The Agreement has a term of one year, and expired without being renewed on October 1, 1999.

License Agreement.

On August 12, 1998, the Company executed a License Agreement with Confidence Golf, Inc., a California corporation formerly owned by Robert J. Williams, who is a former Officer and a Director, and currently a major stockholder of the Company (see
Exhibit 10.5 to this Form 10-SB). Confidence Golf, Inc. was purchased by Family Golf Centers, Inc. in December 1997. Pursuant to the License Agreement, the Company has licensed to Confidence Golf, Inc. a non-exclusive worldwide right to utilize the Company's patented forged insert technology in the manufacture and sale of golf clubs. The License Agreement provides for royalties to be paid at the rate of $2.00 per iron and $2.50 per wood for each golf club, component made, used or sold worldwide. The License Agreement expires upon termination of all patents and patent applications, or in the event that royalty payments are not timely made or there is a material breach of this agreement.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

(a) Common Stock.

The Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, with a par value of $0.01. As of the date of this Form 10-SB, the Company had 12,592,194 shares of common stock issued and outstanding. The holders of the
Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and
(c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) special voting rights; (b) preference as to dividends or interest; (c) preemptive rights to purchase in new issues of Shares; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and amendments thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB.

(b)	Preferred Stock.

The Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock, $0.01 par value. By a Certificate of Determination filed with the Nevada Secretary of State on October 21, 1999, the Company has designated 3,000,000 of these preferred shares to be "Series A Convertible Preferred Stock" with certain rights to convert to common stock in the Company (see Exhibit 4.4 to this Form 10-SB). Under the terms of a Binding Subscription for Purchase of Equity Securities agreement (attached as Exhibit 4.3 to this Form 10-SB), 210,526 shares of convertible preferred stock in the Company have been issued. See "Business of the Company - International Business."

(c)	Common Stock Options.

From time to time, the Company has issued options to purchase its common stock to consultants, investment advisors, and others. As of October 1, 1999, in addition to the 724,231 stock options granted to employees under the Stock Option Plan and 600,000 stock options granted in August and September 1999 outside that Plan (as set forth under the footnotes to the ownership chart - one person not a Director of the Company was included in this grant), the Company has issued an aggregate total of 1,359,905 options at exercise prices ranging from $0.62 to $1.50 and expiration dates in October 2002.

(d)	Common Stock Warrants.

From time to time, the Company has issued warrants to purchase its common stock to consultants, investment advisors and other. As of October 1, 1999, the Company has issued an aggregate total of 1,685,604 warrants at exercise prices ranging from $0.28 to $2.00 and expiration dates ranging from October
1997 to December 2002.

(e)	Stock and Warrant Purchase Agreement.

In September 1997, the Company executed a Stock and Warrant Purchase Agreement with Berkeley Investment Group, Ltd., whereby the Company sold 880,875 shares of its common stock and 1,057,050 warrants to acquire common stock of the Company for a total purchase price of $0.56 per share (including the warrants) for a total consideration of $500,000 (see Exhibit 4.1 to this Form 10-
SB) (these figures reflect the merger transaction of December 1997 and the issuance of new shares of common stock). The warrants are exercisable at the price of $0.28 per share and expire in October 2000. The Stock and Warrant Purchase Agreement contains demand registration rights and imposes certain penalties on the Company for failure to register the common stock and common stock underlying the Warrants.

Effective February 15, 1998, the Stock and Warrant Purchase Agreement was amended to reflect changes to registration rights and penalties related thereto. This amendment grants piggy-back registration rights and, commencing October 1, 1999, allows cashless exercise of common stock warrants issued to Berkeley Investment Group, Ltd. This amendment also provides for demand registration in the event the Company does not obtain equity financing in the amount of at least $1,200,000 by October 1, 1999, in which case, the Company has agreed to issue to Berkeley common stock in the amount of 6,000 shares per month for each thirty days that the Company fails to register Berkeley's securities, unless said securities can be sold in reliance on Rule 144 of the Securities Act (since more than one year has passed since Berkeley obtained these warrants, it would now be permitted to sell a portion of the underlying shares without restrictions under Rule 144(d)). Additionally, the Amendment granted Berkeley warrants to purchase an additional 105,075 (post merger) shares of common stock at an exercise price of $0.28 per share which expire in October, 2000.

(f) Magnum Financial Group, LLC

On June 30, 1998, the Company executed a letter of engagement with Magnum Financial Group, LLC fo the purpose of having this firm provide financial advisory and communication services (see Exhibit
10.8 to this Form 10-SB). Pursuant to this agreement, the Company agreed to pay Magnum $4,000 per month and agreed to issue Magnum warrants to purchase up to 150,000 shares of the Company's common stock. Of these warrants, 50,000 vested on July 1, 1998 and are exercisable at $1.50 per share; 50,000 vest on January 1, 1999 and are exercisable at $2.00 per share; and the remaining 50,000 warrants vest on July 1, 1999 and are exercisable at $3.00 per share. These warrants are exercisable two years from the date of issuance, provide for cashless exercise and also provide for piggyback registration rights. This agreement expired on June 30, 1999.

(g) Warrant Agreement.

In March 1998, the Company executed a Warrant Agreement with Yeon Park whereby the Company granted warrants to purchase 217,000 shares of its common stock (see Exhibit 4.2 to this Form 10-SB). The warrants are exercisable at the price of $2.00 per share and expire in March 2001.

Non-Cumulative Voting.

The holders of Shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors.

Dividends.

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its earnings, if any, to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.

Any stock dividend will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued capital stock consists of 37,407,806 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Pacific Stock Transfer, Inc., 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

(a)  Market Information.

The Company's Shares are traded in the Over-the-Counter Bulletin Board (symbol GEAR) and the range of closing bid prices shown below is as reported by this market. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 1999

                                                 High       Low

First Quarter                                    2.00       0.875
Second Quarter                                   1.25       0.75
Third Quarter                                    0.875      0.25

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended December 31, 1998

                                                High        Low

First Quarter *                                 6.19        2.50
Second Quarter                                  2.50        1.50
Third Quarter                                   3.00        1.25
Fourth Quarter                                  2.375       0.937

*The Shares only traded on three days in January 1998.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended December 31, 1997

                                                High        Low

Fourth Quarter **                               4.187       3.625

** The Shares commenced trading on the Bulletin Board on December 11, 1997 and only traded on eight days in December 1997.

(b)  Holders of Common Equity.

As of October 29, 1999, there were 177 shareholders of record of the Company's common stock.

(c)  Dividend Information.

The Company has neither declared nor paid a cash dividend to stockholders. The Board of Directors presently intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

Other than as set forth below, the Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened. On July 16, 1999, ParValu filed an action against the Company for alleged non-delivery of product, and alleged copyright infringement. On July 21, 1999, the Company filed a counter action against ParValu for non-payment of invoices for product received in the total amount of $197,750. These actions are currently on-going. In the opinion of management the ultimate outcome of this matter will not have a material adverse effect of the Company's consolidated financial position, results of operations, or cash flow.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years and during fiscal year 1999, the principal independent accountant neither resigned (or declined to stand for re-election) or was dismissed. The independent accountant for the Company is Hollander, Lumer & Co., 15260 Ventura Boulevard, Suite 940, Sherman Oaks, California 91403 (successor to Hollander, Gilbert & Co.).

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Other than as set forth below, the Company has not sold any of its other shares within the past three years.

From January 1, 1999 through October 29, 1999, the Company issued 66,667 shares to an investor for $50,000 pursuant to an agreement to sell up to 500,000 shares to this investor (no discounts or commission were paid in connection with this sale). On August 31, 1999 this agreement expired with no further sales of shares. In addition, the Company issued 210,526 shares of its convertible preferred stock on October 29, 1999 for the sum of $2,000,000 in connection with a Binding Subscription for Purchase of Equity Securities agreement (see "Business of the Company - International Business). The following fees will be paid in connection with this later financing: (a) a finder's fee in the amount of $200,000, (b) warrants to purchase 20,000 shares of common stock at $1.00 per share, and (c) 1% of all royalties to be received by the Company in connection with the Distribution Agreement between M.C. Corporation and the Company (see Finder's Fee and Royalty Agreement, attached to Exhibit 4.3 to this Form 10-SB).

During 1998, the Company raised gross proceeds of $1,587,500 from private placements of 1,587,500 shares of its common stock at a price of $1.00 per share. In connection with these private placements, the Company paid commissions and fees of $12,450, issued 160,000 shares of common stock valued at $160,000 for services rendered and issued warrants to purchase 217,000 shares of common stock exerciseable at $2.00 per share through March 1, 2001, and warrants to purchase 31,050 shares of common stock exerciseable at $1.20 per share through December 12, 2000.

During 1997, the Company raised gross proceeds of $1,037,500 from private placements of its common stock that commenced on September 1, 1997 at a price of $.57 per share and $50,000 from private placements that commenced on December 12, 1997 at a price of $1.00 per share. In connection with these private placements, the Company paid commissions and fees of $101,250, issued 499,002 shares of common stock valued at $282,000 for services rendered and issued warrants to purchase 1,057,500 shares of common stock exercisable at $.28 per share through October 1, 2002, and warrants to purchase 5,000 shares of common stock exercisable at $1.20 per share through October 1, 2002.

These offerings were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Rule 506 under Regulation D as promulgated by the U.S. Securities and Exchange Commission, and offers and sales were made only to "accredited investors." These offerings met the requirements of Rule 506 in that: (a) there are no more than or the issuer reasonably believes that there are no more than 35 purchasers of securities from the issuer in any offering under this section; and (b) each purchaser who is not an accredited investor is a "sophisticated investor," that is, the investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description.

Under Rule 506, an accredited investor is not counted in the number of investors permitted. An accredited investor includes:
(a) any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000; and (b) any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Nevada Revised Statutes 78.300 or, (v) for any transaction from which the director derived an improper personal benefit.

The By-laws provide for indemnification of the directors, officers, and employees of the Company in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of the Company if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Nevada law (Nevada Revised Statutes 78.751).

The officers and directors of the Company are accountable to the Company as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting the Company.
In the event that a shareholder believes the officers and/or directors have violated their fiduciary duties to the Company, the shareholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the shareholder's rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management.. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from the Company.

PART F/S.

Audited Consolidated Financial Statements, and Unaudited
Consolidatedd Financial Statements,  for the years ended
December 31, 1998 and 1997, and  Interim Unaudited Financial
Statements, for the six months ended June 30, 1999 and 1998, are set forth in Exhibit 13 to this Form 10-SB.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached to this Form 10-SB.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     GOLFGEAR INTERNATIIONAL, INC.



Date: October 29, 1999.				          By:/s/Donald A. Anderson
                                     Donald A. Anderson, President

Special Power of Attorney

The undersigned constitute and appoint Donald A. Anderson their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                  Title                         Date

/s/ Donald A. Anderson     President, Chairman of the   October 29, 1999
    Donald A. Anderson     Board

/s/ Robert N. Weingarten   Secretary, Chief Financial   October 29, 1999
    Robert N. Weingarten   Officer (principal financial
                           and accounting officer),
                           Director

/s/ Frank X. McGarvey      Director                     October 29, 1999
    Frank X. McGarvey

/s/ Parker Smith           Director                     October 29, 1999
    Parker Smith

/s/ Marc R. Tow            Director                     October 29, 1999
    Marc R. Tow

/s/ Naoya Kinoshita        Director                     October 29, 1999
    Naoya Kinoshita

EXHIBIT INDEX

Exhibit                                                 Method of
Number    Description                                   Filing

3.1       Articles of Incorporation                     See Below
3.2       Certificate of Amendment of Articles of
          Incorporation                                 See Below
3.3       Certificate of Amendment of Articles of
          Incorporation                                 See Below
3.4       Articles of Merger                            See Below
3.5       Bylaws                                        See Below
4.1       Stock and Warrant Purchase Agreement
          (Berkeley Investment Group)                   See Below
4.2       Warrant Agreement (Yeon Park)                 See Below
4.3       Binding Subscription Agreement for Purchase
          of Equity Securities (M.C. Corporation)       See Below
4.4       Certificate of Determination                  See Below
10.1      Distribution Agreement (M.C. Corporation)     See Below
10.2      Distribution Agreement (GolfGear Korea, Ltd.) See Below
10.3      Acquisition Agreement (Bel Air Golf Companies)See Below
10.4      Agreement for Sale and Purchase of Assets (and
          accompanying Consulting Agreement) (Douglas
          Rugg)                                         See Below
10.5      License Agreement (Confidence Golf, Inc.)     See Below
10.6      License Agreement (Wilson Sporting Goods
          Company)                                      See Below
10.7      Financial Services Agreement (Bridgewater
          Capital Corporation)                          See Below
10.8      Letter of Engagement - Advisory Services
          (Magnum Financial Group)                      See Below
10.9      Consulting Agreement (Sports Opportunities
          International)                                See Below
10.10     Employment Agreement (Donald A. Anderson)     See Below
10.11     GolfGear International, Inc. 1997 Stock
          Incentive Plan                                See Below
13        Combined Audited and Interim Unaudited
          Financial Statements                          See Below
21        Subsidiaries of the Registrant                See Below
24        Special Power of Attorney                     See Signature
                                                        Page
27        Financial Data Schedule                       See Below
99.1      Patents                                       See Below
99.2      Trademarks                                    See Below